Exhibit 99.1

707 CAYMAN HOLDINGS LIMITED

AND SUBSIDIARIES

Announces Unaudited Financial Results For the Six Months Ended March 31, 2025

PRELIMINARY NOTE

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated and combined financial statements and related notes that appear in Amendment No. 5 to Form F-1 filed to the SEC on March 24, 2025. In addition to historical consolidated and combined financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this report. All amounts included herein with respect to the six months ended March 31, 2025 and 2024 (“Interim Financial Statements”) are derived from our unaudited condensed consolidated and combined financial statements for the six months ended March 31, 2025 and 2024 included elsewhere in this report. These Interim Financial Statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or US GAAP.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Six Months Ended March 31, 2024 Compared to Six Months Ended March 31, 2025

The following table shows key components of our results of operations during the six months ended March 31, 2024 and 2025.

	2024	2025	2025	Variance (+/-)
	HK$	HK$	US$	HK$	%
Revenue from third parties	36,606,428	44,113,766	5,670,223	7,507,338	20.51
Revenue from related party	823,807	762,756	98,042	-61,051	-7.41
	37,430,235	44,876,522	5,768,265	7,446,287	19.89
Cost of revenue	(27,068,823)	(33,248,621)	(4,273,657)	-6,179,798	22.83
Gross profit	10,361,412	11,627,901	1,494,608	1,266,489	12.22

Operating expenses:
Sales and distribution expenses, third parties	(291,647)	(58,754)	(7,552)	-232,893	-79.85
Sales and distribution expenses, related parties	(680,000)	-	-	-680,000	-100.00
Personnel and benefits costs	(3,512,420)	(3,405,500)	(437,731)	-106,920	-3.04
General and administrative expenses	(4,142,379)	(3,823,370)	(491,442)	-319,009	-7.70
Total operating expenses	(8,626,446)	(7,287,624)	(936,725)	-1,338,822	-15.52

Income from operations	1,734,966	4,340,277	557,883	2,605,311	150.16

Other income (expense):
Interest income	16,761	766	98	-15,995	-95.43
Interest expense	(243,132)	(157,753)	(20,277)	-85,379	-35.12
Total other expense, net	(226,371)	(156,987)	(20,179)	-69,384	-30.65

Income before income taxes	1,508,595	4,183,290	537,704	2,674,695	177.30

Income tax expense	(288,300)	(671,009)	(86,249)	-382,709	132.75

NET INCOME	1,220,295	3,512,281	451,455	2,291,986	187.82

Revenue

Our revenue increased for the six months ended March 31, 2025, as compared to the six months ended March 31, 2024. For the six months ended March 31, 2025, our revenue increased by approximately HK$7.45 million or 19.89% to HK$44.88 million (US$5.77 million), as compared to HK$37.43 million for the six months ended March 31, 2024. The increase was mainly due to the increased in sales orders from new customers.

Our revenues were generated by the sales of products, sourcing service and Logistic service. The following table sets forth the breakdown of our revenue by business operation.

	2024	% of total	2025	2025	% of total
	HK$	revenue	HK$	US$	revenue
Product sales	35,737,579	95.48%	43,698,920	5,616,900	97.38%
Product sales (self-branded)	418,704	1.12%	2,574	331	0.00%
Sourcing service	278,810	0.74%	169,472	21,784	0.38%
Logistic service	995,142	2.66%	1,005,556	129,250	2.24%
Total revenue	37,430,235	100.00%	44,876,522	5,768,265	100.00%

Our revenues were mainly generated from the product sales for the six months ended March 31, 2024 and 2025, which contributed 96.60% and 97.38% of our total revenue respectively. For the six months ended March 31, 2025, revenue generated from product sales increased by approximately HK$7.54 million or 20.87% to HK$43.70 million (US$5.62 million), as compared with HK$36.16 million for the six months ended March 31, 2024 mainly due to increase in sales orders from a new customer and recurring customers for six months ended March 31, 2025.

Revenue generated from the provision of sourcing services accounted for 0.74% and 0.38% of our total revenue for the six months ended March 31, 2024 and 2025, respectively. For the six months ended March 31, 2025, revenue generated from sourcing services decreased by approximately HK$0.11 million or 39.22% to HK$0.17 million (US$21,784), as compared with HK$0.28 million for the six months ended March 31, 2024 mainly due to decrease in demand in sourcing service.

Revenue generated from the provision of logistic service contributed to 2.66% and 2.24% of our total revenue for the six months ended March 31, 2024 and 2025, respectively. For the six months ended March 31, 2025, revenue generated from logistic service increased by approximately HK$0.01 million or 1.05% mainly due to raise in monthly service payment from the customer.

For the six months ended March 31, 2024 and 2025, our revenues were mainly generated from customers who are fashion houses in various countries. The following table sets forth the breakdown of our revenue based on the location of the customers.

	2024	% of total	2025	2025	% of total
	HK$	revenue	HK$	US$	revenue
Western Europe	31,391,802	83.87%	10,201,197	1,311,225	22.73%
North America	6,032,864	16.12%	18,244,158	2,345,038	40.65%
Middle East	5,569	0.01%	1,821	234	0.00%
East Asia	-	N/A	16,429,346	2,111,768	36.62%
Total revenue	37,430,235	100.00%	44,876,522	5,768,265	100.00%

Cost of revenue

Our revenues were generated by the sales of products, sourcing service and logistic service. The following table sets forth the breakdown of our cost of revenue by business operation.

	2024	% of total	2025	2025	% of total
	HK$	revenue	HK$	US$	revenue
Product sales	26,047,732	96.23%	32,432,188	4,168,715	97.54%
Product sales (self-branded)	137,591	0.51%	833	107	0.00%
Sourcing service	193,500	0.71%	118,600	15,244	0.36%
Logistic service	690,000	2.55%	697,000	89,590	2.10%
Total cost of revenue	27,068,823	100.00%	33,248,621	4,273,656	100.00%

Our cost of revenue mainly consisted of purchases from vendors. For the six months ended March 31, 2025, our cost of revenue increased by approximately HK$6.18 million or 22.83% to HK$33.25 million (US$4.27 million), as compared to HK$27.07 million for the six months ended March 31, 2024 mainly due to align with the increase in demand in product sales.

Gross profit

The following table sets forth the breakdown of our gross profit by business operation.

	2024	% of	2025	2025	% of
	HK$	Total	HK$	US$	Total
Product sales	9,689,847	93.52%	11,266,732	1,448,185	96.89%
Product sales (self-branded)	281,113	2.71%	1,741	224	0.01%
Sourcing service	85,310	0.82%	50,872	6,539	0.44%
Logistic service	305,142	2.95%	308,556	39,661	2.66%
Gross profit, total	10,361,412	100.00%	11,627,901	1,494,609	100.00%

For the six months ended March 31, 2025, our gross profit increased by approximately HK$1.27 million, or 12.22% to HK$11.63 million (US$1.49 million), as compared to HK$10.36 million for the six months ended March 31, 2024. This increase is mainly attributable to increase in sales orders from a new customer and recurring customers.

The following table sets forth the breakdown of our gross profit margin by business operation.

	2024	2025	Change	Change
			by point	By %
Product sales	27.11%	25.78%	-1.33%	-4.91%
Product sales (self-branded)	67.14%	67.64%	0.50%	0.74%
Sourcing service	30.60%	30.02%	-0.58%	-1.90%
Logistic service	30.66%	30.69%	0.03%	0.09%
Gross margin, total	27.67%	25.91%	-1.76%	-6.40%

For the six months ended March 31, 2025, our gross margin decreased by 1.76% to 25.91%, from 27.67% for the six months ended March 31, 2024. This decrease was mainly attributable to (i) fluctuation of Renminbi against US dollar and (ii) increase in freight costs.

Sales and distribution expenses

Our sales and distribution expenses represented the consultancy fees, sales commission and design fees paid to related parties and external consultants. For the six months ended March 31, 2025, our sales and distribution expense decreased by approximately HK$0.91 million or 93.95% to HK$58,754 (US$7,552) as compared to HK$0.97 million for the six months ended March 31, 2024. The decrease is attributable to (i) the termination of the consultancy agreement for sales and pricing advisory with the related party since January 2024 and (ii) decrease in design and sales commission expenses during the period.

Personnel and benefits costs

Our personnel and benefits costs mainly represented the salaries, bonus, pension and staff welfare costs. For the six months ended March 31, 2025, our personnel and benefits costs decreased by approximately HK$0.11 million or 3.04% to HK$3.41 million (US$0.43 million), as compared to HK$3.51 million for the six months ended March 31, 2024. The decrease was mainly due to the downsizing and effective maintenance in manpower.

General and administrative expenses

Our general and administrative expenses mainly comprised of the followings:

	2024	% of	2025	2025	% of
	HK$	Total	HK$	US$	Total
Building management fee	266,603	6.44%	270,157	34,725	7.07%
Rental expenses	64,000	1.55%	64,600	8,303	1.69%
Depreciation on plant and equipment	148,685	3.59%	148,469	19,084	3.88%
Depreciation on right-of-use assets	1,622,900	39.18%	1,618,427	208,027	42.33%
Insurance	191,778	4.63%	141,117	18,139	3.69%
Legal and professional fee	1,208,711	29.18%	764,213	98,229	19.99%
Transportation and courier fee	135,097	3.26%	141,660	18,208	3.71%
Travelling expense	33,093	0.80%	33,710	4,333	0.88%
Office supplies	49,649	1.20%	81,217	10,439	2.12%
Others	421,863	10.18%	559,800	71,955	14.64%
Total	4,142,379	100.00%	3,823,370	491,442	100.00%

For the six months ended March 31, 2025, our general and administrative expenses decreased by approximately HK$0.32 million or 7.70% to HK$3.82 million (US$0.49 million), as compared to HK$4.14 million for the six months ended March 31, 2024. The decrease was mainly due to the decrease in legal and professional expenses of HK$0.44 million.

Income from operations

For the six months ended March 31, 2025, our income from operations increased by approximately HK$2.61 million or 150.16% to HK$4.34 million (US$0.56 million), as compared to HK$1.73 million for the six months ended March 31, 2024. The increase is mainly due to (i) increase in gross profit, (ii) decrease in sales and distribution expenses, and (iii) decrease in legal and professional expenses as explained above.

Other income (expenses)

Our other income (expenses) primarily included interest income and interest expense. The following sets forth the breakdown of our other expense, net:

	2024	% of	2025	2025	% of
	HK$	Total	HK$	US$	Total
Interest income	16,761	-7.40%	766	98	-0.49%
Interest expense	(243,132)	107.40%	(157,753)	(20,277)	100.49%
Total other expense, net	(226,371)	100.00%	(156,987)	(20,179)	100.00%

For the six months ended March 31, 2025, our total other expense, net decreased by approximately HK$0.07 million to HK$0.16 million (US$0.02 million), as compared to HK$0.23 million for the six months ended March 31, 2024. Such decrease was mainly attributable to decrease in interest expense payment during the period.

Income tax expenses

We incurred income tax expenses of approximately HK$0.29 million and HK$0.67 million (US$0.09 million) for the six months ended March 31, 2024 and 2025, respectively. The increase in income tax expenses for the six months ended March 31, 2025 was due to the increase in assessable income from operation during the period.

Net income

For the six months ended March 31, 2025, our net income increased by approximately HK$2.29 million or 187.82% to HK$3.51 million (US$0.45 million), as compared to HK$1.22 million for the six months ended March 31, 2024. The increase is mainly due to (i) increase in gross profit, (ii) decrease in sales and distribution expenses, and (iii) decrease in legal and professional expenses as explained above.

Liquidity and Capital Resources

As of September 30, 2024 and March 31, 2025, we had cash and bank balances of approximately HK$12.82 million and HK$9.09 million (US$1.17 million), respectively. Our cash and cash equivalents mainly consist of cash at bank.

To date, we have financed our operations primarily from our working capital in our operation. We expect to finance our operations and working capital needs in the near future from part of the net proceeds of the initial public offering and net cash generating through operations.

We believe that our existing cash and cash equivalents, anticipated cash raised from financings, and anticipated cash flow from operations, together with the net proceeds from the initial public offering, will be sufficient to meet our anticipated cash needs for at least the next 12 months from the date of this prospectus. We believe that our existing cash and cash equivalents will be sufficient to support our planned operations for the next 12 months, and that our existing cash and cash equivalents, together with anticipated cash flow from our sales projects, will be sufficient to meet our operating needs for the next 24 months. However, the exact amount of proceeds we use for our operations and expansion plans will depend on the amount of cash generated from our operations and any strategic decisions we may make that could alter our expansion plans and the amount of cash necessary to fund these plans. We may, however, decide to enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. We may need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investments, acquisitions, capital expenditures or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Our ability to manage our working capital, including receivables and other assets and liabilities and accrued liabilities, may materially affect our financial condition and results of operations. We believe that available cash and bank balances, and the current assets, such as accounts receivable, should enable the Company to meet anticipated cash needs for at least the next 12 months.

Cash Flows

The following table sets forth a summary of our cash flows for the six months ended:

	Six months ended March 31,
	2024	2025	2025
	HK$	HK$	US$
Net cash used in operating activities	(487,762)	(4,515,342)	(580,386)
Net cash used in investing activities	(50,133)	-	-
Net cash (used in) provided by financing activities	(2,441,990)	780,052	100,265
Net change in cash and cash equivalent	(2,979,885)	(3,735,290)	(480,121)
Cash and cash equivalent, at the beginning of period	12,750,082	12,820,596	1,647,913
Cash and cash equivalent, at the end of period	9,770,197	9,085,306	1,167,792

Operating Activities

Our cash inflow from operating activities was principally receipt of payments from customers while our cash outflow from operating activities was principally purchasing products from suppliers. Our net cash provided by operating activities reflects our net income adjusted for non-cash items, including depreciation on property and plant and non-cash lease expense.

For the six months ended March 31, 2025, we had net cash used in operating activities of approximately HK$4.52 million (US$0.58 million) mainly arising from net income from our operations of HK$3.51 million (US$0.45 million), adjusted for increase in accounts receivable of HK$9.88 million (US$1.27 million), increase in deposits, prepayments and other receivables of HK$2.37 million (US$0.30 million), decrease in customer deposit of HK$0.04 million (US$4,901), decrease in accrued liabilities and other payables of HK$0.46 million (US$0.06 million), decrease in lease liabilities of HK$1.84 million (US$0.23 million) and decrease in income tax payable of HK$1.78 million (US$0.23 million). These amounts were partially offset by adjusted non-cash items consisting of allowance for expected credit losses of HK$4,290 (US$551), allowance for obsolete inventories of HK$0.05 million (US$6,630), depreciation of plant and equipment of HK$0.15 million (US$0.02 million), non-cash lease expense of HK$1.76 million (US$0.23 million), decrease in inventories of HK$833 (US$107) and increase in accounts payable of HK$6.39 million (US$0.82).

For the six months ended March 31, 2024, we had net cash used in operating activities of approximately HK$0.49 million mainly arising from net income from our operations of HK$1.22 million, adjusted for increase in inventories of HK$0.17 million, increase in deposits, prepayments and other receivables of HK$0.58 million, decrease in accounts payable of HK$4.15 million, increase in amounts due from related parties of HK$1.02 million, decrease in bills payable of HK$0.73 million and decrease in lease liabilities of HK$1.84 million. These amounts were partially offset by adjusted non-cash items consisting of depreciation of plant and equipment of HK$0.15 million, non-cash lease expense of HK$1.86 million, decrease in accounts receivable of HK$2.72 million, increase in customer deposit of HK$0.40 million, increase in accrued liabilities and other payables of HK$1.36 million and increase in income tax payable of HK$0.29 million.

Investing Activities

Net cash used in investing activities for the six months ended March 31, 2025 was nil compared to HK$0.05 million for the six months ended March 31, 2024. The cash outflow used in investing activities for the six months ended March 31, 2024 was primarily used for the purchase of plant and equipment.

Financing Activities

Net cash flows provided by financing activities for the six months ended March 31, 2025 were approximately HK$0.78 million (US$0.10 million), was attributable to prepayment for offering cost of HK$0.85 million (US$0.11 million) and partially offset by the proceeds from share subscription of HK$0.15 million (US$0.02 million) and repayment from related parties of HK$1.48 million (US$0.19 million).

Net cash flows used in financing activities for the six months ended March 31, 2024 were approximately HK$2.44 million, was attributable to payment of dividend of HK$2.69 million, prepayment for offering cost of HK$2.1 million and partially offset by the repayment from related parties of HK$2.35 million.

Accounts receivable

As of March 31, 2025, our accounts receivable increased by approximately HK$9.88 million or 132.55% to HK$17.33 million (US$2.23 million), as compared to HK$7.45 million as of September 30, 2024. The increase was primarily attributable increase in sales orders during the period.

We did not charge any interest on or hold any collateral as security over these accounts receivable balances. We have not had, and do not expect to have, issues collecting payment from these longer-ageing invoices.

The following table sets forth the ageing analysis of our accounts receivable:

	As of
	September 30, 2024	March 31, 2025	March 31, 2025
	HK$	HK$	US$
Current	-	16,648,333	2,139,916
1 – 30 days	6,667,129	580,591	74,627
31 – 60 days	602,545	-	-
61 – 90 days	101,310	-	-
Over 90 days	137,008	102,434	13,167
	7,507,992	17,331,358	2,227,710
Less: allowance of estimated credit losses	(55,341)	-	-
Total accounts receivable	7,452,651	17,331,358	2,227,710

The following table presents the activities in the allowance for expected credit losses for the six months ended March 31, 2024 and 2025:

	2024	2025	2025
	HK$	HK$	US$
Balance at October 1,	-	55,341	7,113
Allowance for expected credit losses	-	4,290	551
Written off	-	(59,631)	(7,664)
Total accounts receivable	-	-	-

We generally conduct our business with creditworthy third parties, with credit terms ranging from 30 to 90 days for our customers in the ordinary course of business. We determine, on a continuing basis, the probable losses and an allowance for estimated credit losses, based on several factors including internal risk ratings, customer credit quality, payment history, historical bad debt/write-off experience and forecasted economic and market conditions. Accounts receivables are written off after exhaustive collection efforts occur and the receivable is deemed uncollectible. In addition, receivable balances are monitored on an ongoing basis and its exposure to bad debts is not significant.

To date, the Company subsequently collected accounts receivable in full as of March 31, 2025.

The following table sets forth the turnover analysis (by days) of our accounts receivable:

	As of
	September 30, 2024	March 31, 2025	March 31, 2025
	HK$	HK$	US$
Average balance of accounts receivable	7,664,294	12,392,005	1,592,823
Revenue during the period	87,679,104	44,876,522	5,768,265
Accounts receivable turnover (days)	32	51	51

Our accounts receivable turnover days increased from 32 days as of September 30, 2024 to 51 days as of March 31, 2025.

Deposit, prepayments and other receivables

As of March 31, 2025, our deposit, prepayment and other receivables increased by approximately HK$2.37 million or 219.93% to HK$3.45 million (US$0.44 million), as compared to HK$1.08 million as of September 30, 2024. The increase was primarily attributable to an increase in the payment in advance to certain suppliers to cope with the increase in demand from customers.

Accounts payable

Our major suppliers generally offer us payment terms of 10 to 60 days from the purchase. As of March 31, 2025, our accounts payable increased by approximately HK$6.39 million or 96.71% to HK$12.99 million (US$1.67 million), as compared to HK$6.60 million as of September 30, 2024. The increase was due to cope with the increase in purchases from suppliers. Our average payables turnover days decreased from 63 days as of September 30, 2024 to 54 days as of March 31, 2025.

We have not experienced any significant or notable payment defaults in relation to our accounts payable during the six months ended March 31, 2024 and 2025.

Bill payable

We obtained a line of credit with the maximum amount of HK$12 million (US$1.5 million), available in the form of import loans and trust receipts, with a credit term up to 90 days. These bills payable bear annual interest at the bank prevailing rates. These facilities are secured by a legal charge over the property held by the Company’s director and personally guaranteed by the Company’s director, Mr. Cheung.

As of September 30, 2024 and March 31, 2025, the Company did not draw on this credit facility.

Material Cash Requirements

Our cash requirements consist primarily of day-to-day operating expenses, capital expenditures and contractual obligations with respect to banking facilities and other operating leases. We lease all our office facilities. We expect to make future payments on existing leases from cash generated from operations. We have limited credit available from our major vendors and are obligated to settle the purchase invoices and repay the contractual bank loans in a punctual manner, which further constrains our cash liquidity.

We believe that we have sufficient working capital for our requirements for at least the next 12 months from the date of this interim report, absent unforeseen circumstances, taking into account the financial resources presently available to us, including cash and cash equivalents on hand, cash flows from our operations and the estimated net proceeds from the initial public offering.

Capital Expenditures

Our capital expenditures amounted to approximately HK$0.05 million and Nil relating to the purchase of office equipment as of September 30, 2024 and March 31, 2025, respectively.

We plan to fund our future capital expenditures with our existing cash balance and proceeds from the initial public offering. We will continue to make capital expenditures to meet the expected growth of our business, including for office equipment and leasehold improvements.

Contractual Obligations

We have entered into commercial operating lease agreements with various third parties for the use of offices in Hong Kong.

Trend Information

The following list sets forth, in our view, the most important trends, uncertainties, and events that are reasonably likely to continue to have a material effect on our net revenue, income from operations, profitability, liquidity, and capital resources, or that may cause reported financial information to be not necessarily indicative of future operating results or financial condition:

Off-Balance Sheet Arrangements

As of September 30, 2024 and March 31, 2025, we have not entered into any material off-balance sheet transactions or arrangements.

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholders’ equity, or that are not reflected in our combined financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an uncombined entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in an uncombined entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Concentration of credit risk

Financial instruments that potentially expose us to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. We place our cash and cash equivalents with financial institutions with high credit ratings and quality.

We conduct credit evaluations of customers, and generally do not require collateral or other security from our customers. We establish an allowance for estimated credit losses primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

Concentration risk in major customers

For the six months ended March 31, 2024 and 2025, the individual customer who accounted for 10% or more of the Company’s revenues and its outstanding receivable balances at period-end dates, are presented as follows:

	Six months ended March 31,		As of March 31, 2025
Customer	2024	2025	Accounts receivable
			HK$
Customer A	35.98%	4.09%	$-
Customer B	34.92%	13.55%	626,351
Customer C	10.39%	35.19%	39,252
Customer D	-%	35.87%	$15,831,671

Concentration risk in major vendors

For the six months ended March 31, 2024 and 2025, the individual vendor who accounted for 10% or more of the Company’s purchases and its outstanding payable balances at period-end dates, are presented as follows

	Six months ended March 31,		As of March 31, 2025
Vendor	2024	2025	Accounts payable
			HK$
Vendor A	44.51%	17.25%	$310,190
Vendor B	19.23%	0.95%	-
Vendor C	8.09%	46.03%	12,547,549
Vendor D	2.35%	12.95%	$-

Liquidity risk

Our policy is to regularly monitor our liquidity requirements and our compliance with lending covenants, to ensure that we maintain sufficient reserves of cash and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and long term. See “—Liquidity and Capital Resources” for details.

Interest rate risk

We are exposed to interest rate risk primarily relating to the variable-rate import facility and is mainly concentrated on the fluctuation of HIBOR and USD reference rate arising from our bills payable. We have not used any derivative instruments to mitigate its exposure associated with interest rate risk. However, the management monitors interest rate exposure and will consider other necessary actions when significant interest rate exposure is anticipated.

Foreign currency risk

Our foreign currency exposure gives rise to market risks associated with exchange rate movements against the US dollar. As of September 30, 2024 and March 31, 2025, we did not hold or issue any derivative for trading purposes or to hedge against fluctuations in foreign exchange rates. We mitigated this risk by conducting sales and purchases transactions in the same currency. Doing so helped to reduce, but has not eliminated, the impact of foreign currency exchange rate movements. As of September 30, 2024 and March 31, 2025, we had no outstanding forward exchange or foreign currency option contracts.

We currently do not have a foreign currency hedging policy. Our management monitors foreign exchange exposure and will consider hedging significant foreign exchange exposure should the need arise.

Economic and political risk

Our major operations are conducted in Hong Kong. Accordingly, the political, economic, and legal environments in Hong Kong and the general state of Hong Kong’s economy may influence our business, financial condition, and results of operations.